

June 4, 2013

Via E-mail
K. Rupert Murdoch
Executive Chairman
New Newscorp LLC
1211 Avenue of the Americas
New York, NY 10036

  Re: **New Newscorp LLC**
     Amendment No. 5 to Form 10-12B
     Filed May 24, 2013
     File No. 001-35769

Dear Mr. Murdoch:

  We have reviewed your responses to the comments in our letter dated May 16, 2013 and have the following additional comments.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Information Statement Summary, page 1

Our Company, page 1

1. We note your disclosure in the first full risk factor on page 24 that you anticipate recording a pre-tax non-cash impairment charge in the range of $1.2 to $1.4 billion in the quarter ending June 30, 2013. Please revise the third full paragraph on page 3 to disclose this anticipated impairment charge.

Notes to Unaudited Pro Forma Combined Financial Statements, page 56

2. Refer to footnote (n) – We note from the disclosure included in footnote (n) that pro forma earnings per share and pro forma weighted average shares outstanding are based on the number of shares of Parent common stock outstanding on March 31, 2013, adjusted for an assumed distribution ratio of one share of New News Corporation common stock for every four shares of Parent common stock held on the record date. As the pro forma statements of operations are prepared assuming the distribution occurred on July 1, 2011, the pro forma earnings per share amounts should be based on the weighted average number of shares of the Parent outstanding during the fiscal year ended June 30, 2012 and the nine months ended March 31, 2013 rather than based on the Parent's outstanding common stock at March 31, 2013. Please revise the weighted average shares used to compute pro forma earnings per share and the related pro forma earnings per share amounts, accordingly.

Financial Statements, page F-1

March 31, 2013 Interim Financial Statements, page F-56

Notes to the Unaudited Combined Financial Statements, page F-60

Note 2. Acquisitions, Disposals and Other Transactions, page F-62

3. We note from your response to prior comment 3 that because your agreements for sports rights may be renewed but are not perpetual, you determined that your customer relationship intangible assets recorded in connection with the CMH acquisition were estimated to have 25 year lives. In this regard, please tell us the length of the agreements for the sports rights obtained by FOX SPORTS Australia and the conditions required and periods for their expected renewal. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Amy Freed, Esq.